

June 29, 2011

Via E-mail
Allan C. Decleir
Executive Vice President and
Chief Financial Officer
Platinum Underwriters Holdings, Ltd.
The Belvedere Building
69 Pitts Bay Road
Pembroke HM 08, Bermuda

> **Re:**   **Platinum Underwriters Holdings, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 18, 2011**
> **File No. 001-31341**

Dear Mr. Decleir:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Source of Liquidity, page 47

1. Regarding your investment in municipal bonds, please provide us the fair value and amortized cost at December 31, 2010 of each state or municipality that comprises more than 10% of the total fair value of municipal bonds at December 31, 2010 broken out by category or categories (i.e. state general obligation bonds, essential service bonds, etc.) as reflected in the table on page 48.

Allan C. Decleir
Platinum Underwriters Holdings, Ltd.
June 29, 2011
Page 2

Note 8. Income Taxes, page F-21

2. Your premiums written in the United States accounted for 69%, 77% and 73% of your total premiums written in 2010, 2009 and 2008. In addition, 50%, 4% and 15% of your pre-tax income was attributable to the United States for the same periods. Please provide us proposed disclosure for your MD&A to be included in future periodic reports to explain the underlying reasons for the disproportionate relationship between premiums and pre-tax income in the United States.

Note 15. Commitments and Contingencies
Litigation, page F-30

3. You state on page F-30, "We are not currently aware of any pending or threatened material litigation or arbitration other than in the ordinary course of our reinsurance business." Please tell us the nature of litigation and arbitration in the ordinary course of your reinsurance business and why you have not, pursuant to ASC 450-20-50-4, disclosed herein an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated. If you believe that this litigation is scoped out of ASC 450 as indicated in ASC 450-20-15-2.d. because it is covered by ASC 944, please tell us how you account for it following ASC 944.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant